BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

notice to shareholders

BRF S.A. (“BRF or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the general market that, pursuant to Article 21-L, paragraph 2, of CVM Instruction 481/2009, as amended, the holding of its Ordinary General Shareholders' Meeting is scheduled for March 28, 2022.

São Paulo, January 14, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer